Exhibit 99.1

MIND MEDICINE (MINDMED) INC.

(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following briefly describes the matters voted upon and the outcome of votes at the annual and special meeting of shareholders the Corporation held on Thursday, May 27, 2021 (the “Meeting”).

At the Meeting, holders of the subordinate voting shares in the capital of the Corporation (the “Subordinate Voting Shares”) and the multiple voting shares in the capital of the Corporation (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares, the “Shares”) voted together as a single class. Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share, and holders of Multiple Voting Shares are entitled to one hundred votes in respect of each Multiple Voting Share. The below reflects the votes cast in respect of the Subordinate Voting Shares and the Multiple Voting Shares, voting together as a single class.

(a)	Fixing the Number of Directors

By a vote conducted by way of an electronic ballot, the number of directors was fixed to seven. The Shares were voted as follows:

	Votes For	% For	Votes Against	% Against

Fixing the Number of Directors to Seven	91,392,785	92.86%	7,031,000	7.14%

(b)	Election of Directors

By a vote conducted by way of an electronic ballot, the seven (7) nominees proposed as directors were elected to hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The Shares were voted as follows:

	Votes For	% For	Votes Withheld	% Withheld

Sarah Vinson	92,630,397	100%	0	0%
Jamon Alexander Rahn	93,558,511	95.01%	4,917,031	4.99%
Miriam Halperin Wernli	93,716,219	95.17%	4,759,323	4.83%
Stephen Hurst	92,630,397	94.06%	5,845,145	5.94%
Bruce Linton	94,640,504	96.11%	3,835,038	3.89%
Perry Dellelce	93,265,188	94.71%	5,210,354	5.29%
Brigid Makes	94,679,281	96.14%	3,796,261	3.86%

(c)	Appointment of Auditor

By a vote conducted by way of an electronic ballot, RSM Canada LLP were re-appointed as auditors of the Corporation to hold office until the close of business of the next annual meeting of shareholders, and the board of directors of the Corporation was authorized to fix their remuneration (the “Auditor Resolution”). The Shares were voted as follows:

	Votes For	% For	Votes Withheld	% Withheld

Auditor Resolution	157,088,949	97.63%	3,820,105	2.37%

(d)	Amendment to Articles

By a vote conducted by way of an electronic ballot, the resolution authorizing the Corporation to amend and restate the articles of the Corporation (the “Alteration Resolution”), as more particularly described in the management information circular of the Corporation dated April 19, 2021 (the “Circular”), was passed. The Shares were voted as follows:

	Votes For	% For	Votes Against	% Against

Alteration Resolution	96,530,321	98.02%	1,945,221	1.98%

(e)	Reservation of Shares

By a vote conducted by way of an electronic ballot, the resolution approving the increase in the number of Subordinate Voting Shares reserved under the Corporation’s share option plan and its performance share unit and restricted share unit compensation plan (the “Compensation Plans Increase Resolution”), as more particularly described in the Circular, was passed. The Shares were voted as follows:

	Votes For	% For	Votes Against	% Against

Compensation Plans Increase Resolution	15,223,285	68.16%	7,112,884	31.84%

Dated: May 28, 2021.

MIND MEDICINE (MINDMED) INC.

(signed) “David Guebert”
David Guebert
Chief Financial Officer